

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Richard R. Dykhouse
CCH I, LLC
Executive Vice President, General Counsel and Corporate Secretary
400 Atlantic Street
Stamford, Connecticut 06901

Re: CCH I, LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed January 26, 2015
File No. 333-200809

Dear Mr. Dykhouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. Please revise your registration statement cover page to include the New Charter shares being exchanged for existing Charter shares in the calculation of fee table. Please clarify here and other appropriate places (such as those listed below) that you are registering the issuance of New Charter securities to current Charter shareholders.
   - The first Q&A on page 5 should discuss the registration of New Charter shares hereunder;
   - The discussion under Step 4 on page 16 and related disclosure on page 19 should discuss the registration of New Charter shares; and
   - Similarly, the discussion on pages 52 and 54 should discuss the registration of New Charter shares.

Questions and Answers About the Transactions and Special Meeting, page 4

About the Special Meeting – What are Charter stockholders being asked to vote on at the special meeting? Page 9

2.   Clarify that Charter stockholders are not voting on the issuance of New Charter shares to existing Charter stockholders.

Accounting Treatment, page 81

3.   We are considering your response to comment 7 and we may have additional comments.

Exhibit 8.1

4.   We note your form of opinion contains the following, "the sections of the Registration Statement entitled "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES—The Charter Merger" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES—The GreatLand Connections Merger" constitute our opinion as to the material U.S. federal income tax consequences of the Charter Merger to U.S. holders (as defined in the Registration Statement) of Charter Class common stock." It appears that the reference should be to "Charter Class A common stock." Please revise.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Steven A. Cohen
        Wachtell, Lipton, Rosen & Katz